UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

OFFICIAL PAYMENTS HOLDINGS, INC.

(Name of Subject Company)

ACI WORLDWIDE, INC.

OLYMPIC ACQUISITION CORP.

(Names of Filing Persons—Offeror)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

67623R106

(Cusip Number of Class of Securities)

Dennis P. Byrnes, Esq.

Executive Vice President, Chief Administrative Officer,

General Counsel and Secretary

ACI Worldwide, Inc.

6060 Coventry Drive

Elkhorn, Nebraska 68022

(402) 778-2183

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Robert A. Profusek, Esq.

Jones Day

222 East 41st Street

New York, New York 10017

Telephone: (212) 326-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$166,831,772.55	$21,487.93

*	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $8.35 cash per share all shares of common stock of the subject company, which represents (1) 16,738,772 outstanding shares of common stock of the subject company, other than those shares held by Official Payments Holdings, Inc., ACI Worldwide, Inc. and Olympic Acquisition Corp. and their wholly owned subsidiaries, (2) 3,187,081 shares of common stock of the subject company issuable by the subject company upon the exercise of outstanding stock options pursuant to the subject company’s stock option plans, and (3) 54,000 shares of common stock issuable upon the full settlement of all outstanding restricted share unit awards. The foregoing share figures have been provided by the subject company to the offerors and are as of September 20, 2013, the most recent practicable date before filing.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for the fiscal year 2014, issued August 30, 2013, by multiplying the transaction valuation by 0.0001288.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$21,487.93	Filing Party:	ACI Worldwide, Inc. and Olympic Acquisition Corp.
Form or Registration No.:	Schedule TO	Date Filed:	October 4, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

EXPLANATORY NOTE

On November 5, 2013, Amendment No. 3 to the Schedule TO (defined below) was filed by (i) Olympic Acquisition Corp., a Delaware corporation, and a wholly owned subsidiary of ACI Worldwide, Inc., a Delaware corporation (“ACI”), and (ii) ACI (the “Original Amendment No. 3”). The Original Amendment No. 3 was intended to be the final amendment of the Schedule TO. However, the box next to “Check the following box if the filing is a final amendment reporting the results of the tender offer” was inadvertently not checked in the Original Amendment No. 3. This Amendment No. 3 is intended to correct this error. This Amendment No. 3 replaces and supersedes the Original Amendment No. 3 in its entirety.

* * *

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on October 4, 2013, as amended, and is filed by (i) Olympic Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of ACI Worldwide, Inc., a Delaware corporation (“ACI”), and (ii) ACI. The Schedule TO relates to the offer by Purchaser and ACI to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Official Payments Holdings, Inc., a Delaware corporation (“OPAY”), at $8.35 per Share in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated October 4, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements, collectively constitute the “Offer”). The Offer is made pursuant to the Agreement and Plan of Merger, dated September 23, 2013, among ACI, Purchaser and OPAY.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1-11.

Items 1-11 of the Schedule TO are hereby amended and supplemented as follows:

“The Offer expired at 12:00 midnight, New York City time, on Monday, November 4, 2013. Based on information provided by the Depositary, 11,263,992 Shares were validly tendered and not withdrawn in the Offer (excluding Shares that were tendered pursuant to guaranteed delivery procedures), representing a majority (approximately 67.3%) of the outstanding Shares. The aggregate number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied, Purchaser has accepted for payment all Shares validly tendered in the Offer in accordance with the terms of the Offer and will promptly pay for such Shares.

As the final step of the acquisition process and in accordance with the Merger Agreement and Section 251(h) of the DGCL, ACI completed the acquisition of OPAY by means of a merger of Purchaser with and into OPAY, with OPAY continuing as the surviving corporation and as a wholly owned subsidiary of ACI. At the effective time of the Merger, 8:42 a.m., New York City time, on November 5, 2013, each Share outstanding (other than Shares owned by OPAY, ACI, Purchaser, or any wholly owned subsidiary of OPAY, ACI or Purchaser, or held by shareholders who properly demand and perfect appraisal rights under Delaware law) was converted into the right to receive $8.35, in cash, without interest and less any required withholding taxes. Following the Merger, all Shares were delisted and ceased to trade on the NASDAQ.

On November 5, 2013, ACI issued a press release announcing the results and expiration of the Offer. A copy of the press release is attached hereto as Exhibit (a)(5)(G), and the information set forth in the press release is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

**(a)(5)(I)	Press Release, dated November 5, 2013.

**	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2013

ACI WORLDWIDE, INC.

By:	/s/ Dennis P. Byrnes
Name:	Dennis P. Byrnes
Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

OLYMPIC ACQUISITION CORP.

By:	/s/ Dennis P. Byrnes
Name:	Dennis P. Byrnes
Title:	President

EXHIBIT INDEX

Exhibit No.	Description

*(a)(1)(A)	Offer to Purchase dated October 4, 2013.

*(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).

*(a)(1)(C)	Form of Notice of Guaranteed Delivery.

*(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(1)(F)	Form of Summary Advertisement published in The New York Times on October 4, 2013.

*(a)(5)(A)	Press Release, dated September 23, 2013 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on September 23, 2013).

*(a)(5)(B)	Investor Presentation Materials, dated September 23, 2013 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on September 23, 2013).

*(a)(5)(C)	Complaint filed on October 2, 2013 in Court of Chancery of the State of Delaware, captioned Charles Williams v. Official Payments, Inc., et al. (Case No. 8970).

*(a)(5)(D)	Complaint filed on October 14, 2013 in Superior Court of Gwinnett County of the State of Georgia, captioned Joseph L. Giacherio v. Official Payment Holdings, et al. (Case No. 13-A-08794-8).

*(a)(5)(E)	Press Release, dated October 18, 2013

*(a)(5)(F)	Complaint filed on October 25, 2013 in United States District Court for the Northern District of Georgia, captioned Natalie Vesely v. Official Payment Holdings, et al. (Case No. 1:13-mi-99999-UNA).

*(a)(5)(G)	Memorandum of Understanding, dated October 27, 2013.

*(a)(5)(H)	Press Release, dated October 28, 2013

**(a)(5)(I)	Press Release, dated November 5, 2013.

*(d)(1)	Agreement and Plan of Merger, dated September 23, 2013, by and among ACI Worldwide, Inc., Olympic Acquisition Corp. and Official Payments Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on September 23, 2013).

*(d)(2)	Stockholder Agreement, dated September 23, 2013, by and among ACI Worldwide, Inc., Olympic Acquisition Corp. and Giant Investment, LLC (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on September 23, 2013).

*	Previously filed.
**	Filed herewith.